Exhibit 99.2

ZenaTech’s ZenaDrone Advances IQ Square Drone to Manufacturing Stage for Outdoor Applications Including Inspections, Surveys, and the Fast-Growth Power Washing Sector

Vancouver, British Columbia, (February 27, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces that its subsidiary ZenaDrone has moved its first batch of IQ Square multifunction drones from prototype to manufacturing stage. This drone was designed for outdoor applications for operator line-of-site inspections such as for building and construction inspections, short-range land surveys, power washing and other business and government applications. The IQ Square is also expected to be a key part of ZenaDrone’s multifunction drone inventory for its Drone as a Service or DaaS business, which enables business and government users to hire a turnkey drone service and drone pilot through a local store for easy subscription-based or pay-as-you-go access to drones for various uses.

“The IQ Square’s rapid progression from the prototype stage, initiated in 2022, to the manufacturing and assembly stage is a testament to our hardware and engineering team’s dedication and hard work. We see many commercial and government applications for the IQ Square, which we also envision will be central to powering our future DaaS operations as a versatile multifunction drone for multiple outdoor uses requiring line-of-site including fast growth uses like power washing,” said CEO Shaun Passley, Ph.D.

The IQ Square will be equipped with a power wash system for use in larger-scale cleaning jobs such as stadium seating, building exteriors, and public spaces; drones eliminate the need for scaffolding, lifts, or manual labor by providing a more efficient, safe, and cost-effective solution. Tethered to a ground-based water and a power source, it is designed to maintain a continuous supply of high-pressure water needed to clean large areas without the weight limitations of onboard tanks.

The mold and drone body frames of the first batch of IQ Square drones are currently being completed, after which they will be assembled, integrated, and tested at the company’s Sharjah, UAE production facility.  The Company will oversee the integration and quality inspection of electronics, battery and propulsion systems, software, and sensor installation and calibration, concluding with final flight testing.

According to QYResearch, the global market for drone cleaning services, including applications such as water hose-tethered power washing for stadium seats and public areas, is projected to reach approximately $53.89 billion by 2030, growing at a CAGR of 19.3%.

ZenaTech’s Drone as a Service or DaaS business model enables government agencies, building developers, entertainment facilities, farmers, environmental firms, etc. to conveniently access a turnkey drone solution via a local store on a pay-as-you-go or subscription basis rather than having to buy the entire drone hardware and software solution. Like Amazon Web Services, where Amazon owns computer equipment platforms and hires the personnel, with the DaaS model, ZenaDrone owns the drones, hires the pilots and ensures regulatory compliance to enable the cost savings, precision and efficiency of drones over existing legacy methods.

The ZenaDrone IQ Square is designed to be an advanced AI multifunction drone designed for commercial inspections, land surveys and other outdoor applications, and for the defense sector for various inspections and reconnaissance missions. Equipped with state-of-the-art cameras and sensors, the IQ Square offers a flight time of approximately 20 minutes when used with its autonomous recharging pad and can carry a payload of up to seven kilograms. With a footprint of 41X41 inches, the VTOL (Vertical Takeoff and Landing), drone features retractable landing gear for enhanced functionality and adaptability.

ZenaDrone previously announced that it had initiated preparation to apply for Green UAS certification for the IQ Square. This is an authorized supplier list of drone companies that have met strict cybersecurity and supply chain including country of origin requirements to sell to the US Department of Defense.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.